Registration No. 333-________
==========================================================================
                    SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                                 FORM S-3

         Registration Statement Under the Securities Act of 1933

                         Alliance Gaming Corporation
          (Exact name of registrant as specified in its charter)

             Nevada                               88-0104066
  (State or Other Jurisdiction of              (I.R.S. Employer
   Incorporation or Organization)            Identification Number)

                            6601 South Bermuda Road
                            Las Vegas, Nevada 89119
                            Telephone (702) 270-7600
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                          Scott D. Schweinfurth
                         Chief Financial Officer
                       Alliance Gaming Corporation
                         6601 South Bermuda Road
                         Las Vegas, Nevada 89119
                         Telephone (702) 270-7600
 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                          of Agent For Service)

                                 Copy to:

                         Lawrence Lederman, Esq.
                     Milbank, Tweed, Hadley & McCloy
                         1 Chase Manhattan Plaza
                         New York, New York 10005
                         Telephone (212) 530-5732

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. __________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.   ___________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.



                     CALCULATION OF REGISTRATION FEE



                                    Proposed         Proposed
                                    Maximum          Maximum
                                    Offering         Aggregate     Amount of
Title of Shares to   Amount to      Price Per Unit   Offering      Registration
be Registered (1)    be Registered  Unit (2)         Price(2)      Fee

Common Stock, $.10
par value             459,863        $3.31            $1,522,145    $461.26

15% Non-Voting Senior
Pay-in-Kind Special
Stock, Series B
$.10 par value          6,150        $100.00          $615,000      $186.36


(1) 459,863 shares of Common Stock (including 9,863 shares of Common Stock issuable to the Selling Stockholders named herein upon exercise of certain options) and 6,150 shares of Series B Special Stock issuable to the Selling Stockholders named herein upon exercise of certain options are being registered for resale by the Selling Stockholders named herein.

(2) Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low prices for the Company's Common Stock and Series B Special Stock reported on the Nasdaq National Market System on April 14, 1997.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
[Red Herring Legend]

               SUBJECT TO COMPLETION, DATED APRIL 18, 1997

                            459,863 shares of
                       Common Stock, $.10 par value

                             6,150 shares of
             15% Non-Voting Senior Pay-in-Kind Special Stock,
                         Series B, $.10 par value

                       ALLIANCE GAMING CORPORATION

          This Prospectus relates to 459,863 shares of Common Stock, $.10 par value ("Common Stock"), and 6,150 shares of 15% Non-Voting Senior Pay-in-Kind Special Stock, Series B, $.10 par value ("Special Stock"), of Alliance Gaming Corporation (the "Company") (such shares of Common Stock and Special Stock being referred to as the "Shares") being offered on behalf of certain stockholders of the Company (the "Selling Stockholders"). The Shares may be sold from time to time by the Selling Stockholders in brokers' transactions or in transactions directly with a market maker without soliciting or arranging for the solicitation of orders to buy the Shares in anticipation of or in connection with such transactions or making any payment in connection with the offer or sale of the Shares to any person other than the broker who executes the order to sell the Shares.
See "Selling Stockholders" and "Plan of Distribution".

          None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear certain expenses (other than selling commissions and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the Shares.

          The Common Stock and Special Stock of the Company are quoted on the Nasdaq National Market System ("Nasdaq NMS") under the symbols "ALLY" and "ALLYP," respectively. On April 16, 1997, the last reported sale price of the Common Stock and Special Stock on the Nasdaq NMS was $3.50 and $100.875 per share, respectively.


                THE SHARES INVOLVE A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 5.

          THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


          NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE REGULATORY AUTHORITY OF ANY OTHER STATE HAS PASSED UPON OR CONFIRMED THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SHARES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

              The date of this Prospectus is April 18, 1997.
                          AVAILABLE INFORMATION

          The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices in Chicago (Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, IL 60661), and in New York (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such material may be obtained from the Public Reference Section of the Commission 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or through the Commission's web site (http://www.sec.gov).

          The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and the exhibits relating thereto, which have been filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, examined without charge at the public reference facilities of the Commission described above or through the Commission's web site (http://www.sec.gov).

          No persons have been authorized in connection with the offering made hereby to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and any information or representation not contained or incorporated herein must not be relied upon as having been authorized by the Company, the Selling Stockholders set forth under "Selling Stockholders" or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall under any circumstance imply that the information herein is correct as of any date subsequent to the date hereof.


                   DOCUMENTS INCORPORATED BY REFERENCE

          The Company's Annual Report on Form 10-K and Form 10K/A for the fiscal year ended June 30, 1996, its Quarterly Reports on Form 10-Q for the periods ended September 30, 1996 and December 31, 1996, its Current Report on Form 8-K filed with the Commission on October 28, 1996, and the descriptions of the Common Stock contained in a registration statement filed under the Exchange Act, which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will furnish, without charge, to any person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon such person's written or oral request, a copy of any and all of the information filed by the Company that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Company at 6601 South Bermuda Road, Las Vegas, NV 89119, Attention: Corporate Secretary (telephone number (702) 270-7600).


                               THE COMPANY

          The Company is a diversified gaming company that currently operates approximately 6,000 electronic gaming machines (primarily video poker devices and slot machines) and also owns and operates a small casino in each of Vicksburg, Mississippi and Sparks/Reno, Nevada. The Company is the largest gaming machine management operator in Nevada and is the exclusive operator of video poker devices at the only racetrack and ten associated off-track betting parlors ("OTBs") in the greater New Orleans area. In addition, the Company acquired Bally Gaming International, Inc. ("BGII") on June 18, 1996, pursuant to an Agreement and Plan of Merger dated October 18, 1995, as amended in January 1996 (the "Merger Agreement"), with BGII Acquisition Corp., a wholly-owned subsidiary of the Company merged with and into BGII, with BGII being the surviving corporation and becoming a wholly-owned subsidiary of the Company (the "Merger"). Through subsidiaries in the United States and Germany, the Company is a leading designer, manufacturer and distributor of electronic gaming machines. BGII also designs, assembles and sells computerized systems for slot and video gaming machines which provide casino operators with on-line real time player tracking, security and maintenance capabilities. BGII is currently the second largest manufacturer of casino-style electronic gaming machines in North America.

          BGII's domestic subsidiary, Bally Gaming, Inc., has two business units: first, a gaming machine business unit ("Gaming") and second, through Bally Gaming Inc.'s Bally Systems division ("Systems"), a data system and software and hardware support unit. Gaming designs, manufactures and distributes a variety of electronic reel-type (or "slot") and video gaming machines, with variations of design, payment features and coinage acceptance. Systems designs, assembles and sells, primarily to casino operators in the United States, computerized monitoring systems for slot and video gaming machines which provide casino operators with data relative to a machine's accounting, security and maintenance functions in a real time environment. Systems markets its products and services primarily through its own sales force.

          The Company's German subsidiaries, which operate under the name Bally Wulff, design, manufacture and distribute coin-operated, wall-mounted machines and other recreational and amusement machines manufactured by third parties, including pool tables, dart games, pinball machines, jukeboxes and arcade games, to operators of arcades, taverns, hotels and restaurants, in Germany. Product sales are made through Bally Wulff's 23 regional sales offices in Germany and through independent distributors.

          The Company was incorporated under the name of Advanced Patent Technology, Inc. under the law of the State of Nevada on September 26, 1968 and in 1983 changed its name to United Gaming, Inc. The Company's name was changed from United Gaming, Inc. to Alliance Gaming Corporation on December 15, 1994. The Company's principal executive offices are located at 6601 South Bermuda Road, Las Vegas, Nevada 89119, and its telephone number is
(702) 270-7600.


                               RISK FACTORS

          An investment in the Shares offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in or incorporated by reference in this Prospectus and, in particular, the following:

High Leverage and Fixed Charges; Holding Company Structure; Working Capital

          The Company has a substantial amount of indebtedness. As of December 31, 1996, the Company had outstanding debt of approximately $178.6 million and a long-term debt to equity ratio of 2.6 to 1. If the Special Stock were included in debt the pro forma long-term debt to equity ratio would be 3.4 to 1. In addition, if the maximum amount of dividends on the Special Stock were paid in kind, as anticipated, the liquidation value of the Special Stock outstanding at December 31, 1996 would accrue to approximately $160 million after seven years. The high level of indebtedness and the amount of Special Stock of the Company has important consequences, including without limitation the following: (i) significant interest expense, cash dividend requirements (after five years), principal repayment (primarily after seven years) and Special Stock redemption obligations (after eight years) resulting in substantial annual fixed charges and significant repayment and redemption obligations; (ii) significant limitations on the Company's ability to obtain additional financing, make capital expenditures, make acquisitions and take advantage of other business opportunities that may arise; and (iii) increased vulnerability to adverse general economic and industry conditions.

          On a pro forma basis after giving effect to the Merger (assuming the Merger occurred July 1, 1995) and the use of proceeds thereof, the Company's earnings would have been inadequate to cover fixed charges (excluding the imputed fixed charges for contingent rental expense related to revenue-sharing agreements in its Nevada gaming machine management operations of approximately $20 million annually) by approximately $31.5 million for the year ended June 30, 1996. The Company would have had annual fixed charges (excluding the imputed fixed charges referred to in the immediately preceding sentence) of approximately $24.5 million, plus the fixed charge of $18.9 million related to the dividends on the Special Stock (aggregating $10.9 million in the first year permitted to be paid in kind for the first five years after issuance and partially in kind for the next two years) and additional dividends (payable in kind and only payable for the first three years following issuance) on the 11 1/2% Non-Voting Junior Convertible Pay-in-Kind Special Stock, Series E, par value $.10 per share
(the "Series E Special Stock") of $1.4 million. For the six months ended December 31, 1996 the Company's ratio of combined fixed charges and preferred stock dividends was 1.01 to 1. Future operating results are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to generate the cash flow necessary to permit the Company to meet its fixed charges and repayment obligations. If the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company. Any inability of the Company to service its fixed charges and repayment obligations would have a significant adverse effect on the Company and the market value and marketability of the Shares.

          The Company is a holding company, the only material assets of which are equity interests in its subsidiaries (including BGII and its subsidiaries). The ability of the Company to make interest and principal payments on its obligations, including the $154 million aggregate principal amount of 127/8% Senior Secured Notes due 2003 (the "Senior Secured Notes"), and to pay cash dividends on the Special Stock, will depend on the subsidiaries' ability to generate sufficient cash flow from operations and distribute such amounts to the Company. Such entities' ability to make these distributions may be restricted by obligations which may be incurred in the future and by restrictions imposed by gaming authorities on licensed enterprises.

          The Company believes that its working capital needs will increase as a result of the introduction of new machines and the expected increases in production and sales levels from recent historical levels. The Company expects that cash flow generated by operations and other available cash will be sufficient to satisfy the Company's normal working capital needs, although there can be no assurance the Company will generate such available cash. In order to be competitive in meeting the growing customer demand for financing of gaming equipment in emerging gaming markets, the Company also plans to continue to involve third-party finance companies to secure additional financing; however, there can be no assurances that such additional financing will be obtained. Failure to obtain such financing on terms acceptable to the Company could impair the Company's operations and ability to pursue its business strategy.

Restrictions on Certain Activities

          The Indenture pursuant to which the Senior Secured Notes were issued (the "Indenture") provides that the Senior Secured Notes are guaranteed by subsidiaries of the Company and secured by the stock thereof and imposes restrictions on the Company and its subsidiaries, in addition to restrictions imposed by existing instruments. Generally, the restrictions contained in the Indenture relate to the incurrence of additional indebtedness, the distribution of cash and/or property to shareholders, the repayment or repurchase of pari passu or junior securities, investments, mergers and sales of assets and the creation of liens. These restrictions and requirements could limit the ability of the Company to respond to changing business and economic conditions. A failure to comply with any of these obligations could also result in an event of default under the Indenture, which could permit acceleration of the Senior Secured Notes and acceleration of certain other indebtedness of the Company under other instruments which may contain cross-acceleration or cross-default provisions.

Operating History - Recent Losses

          The Company incurred net losses applicable to common shareholders of $13.1 million, $10.8 million and $60.3 million for its fiscal years ended June 30, 1994, 1995 and 1996, respectively, and a net loss applicable to common shareholders of $1.2 million for the six months ended December 31, 1996. There can be no assurance that the Company will be profitable in the future, that there will not be similar or other unusual or non-recurring charges in the future, or that future results will improve as a result of the Merger.

Implementation of the Merger

          The Company's future operations and earnings will be largely dependent upon the Company's ability to integrate the business separately conducted by the Company and BGII prior to the Merger. Prior to the Merger, the Company and BGII operated in different areas of the gaming entertainment industry, with only modest overlap in their activities.
There can be no assurance that the Company will successfully integrate its businesses with those of BGII, and a failure to do so would have a material adverse effect on the Company's financial position, results of operations and cash flows. Additionally, although the Company does not currently have any specific acquisition plans, the need to focus management's attention on integration of the separate businesses may limit the Company's ability to successfully pursue acquisitions or other opportunities related to its business for the foreseeable future. Although the Company plans to introduce more sophisticated technology into BGII's electronic gaming machines, there is no assurance that it will succeed in doing so or that it will be able to enter into alliances with technology and entertainment companies. In addition, management expects that cost savings will be achieved as a result of the integration of the Company and BGII. The achievement of such savings is dependent however, upon the incurrence of certain one-time expenditures as well as the successful integration of the businesses. As such, there can be no assurance that the anticipated savings will be achieved or sustained.

          BGII currently supplies electronic gaming machines to certain customers which are in competition with the Company. It is possible that, because of such competition, certain of these customers may cease purchasing electronic gaming machines from BGII after the Merger. The Company does not believe that such discontinuations, if at all, will be material. BGII sales to machine management operators have historically been, and are likely to remain, insignificant. Nevertheless, discontinuance of purchases by customers could adversely affect the Company's sales.

Change of Control

          Following the Merger, the Company's formerly two largest shareholders, Alfred Wilms and Joel Kirschbaum, who owned approximately 39% and 10.3%, respectively, of the outstanding shares of Common Stock, own approximately 15.8% and 1.5%, respectively, of the outstanding shares of Common Stock. Accordingly, no one person or group holds a majority interest in the Company, and it is possible that the Company could be subject to a change in control, either pursuant to a takeover attempt or otherwise, to a greater degree than has been the case. Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Common Stock in favor of four nominees of Kirkland Investment Corporation, an entity controlled by Joel Kirschbaum, to the Company's seven-member Board of Directors.

Competition

          Gaming Machine Management Operations. The competition for obtaining and renewing gaming machine routes in Nevada is high and continues to intensify. Such competition has, over time, reduced the Company's gross profit margins for such operations. In addition, such competition has required the Company to provide substantial financial incentives and incur financial risks to retain or obtain certain gaming machine route locations. Such incentives include long-term lease commitments, guarantees of leases in favor of owners of local establishments, substantial advance deposits, payments of lease rentals in advance and loans for buildings and tenant-improvement costs. Although the Company believes that it now has adequate procedures for evaluating and managing such risks, historically substantial losses have been incurred in connection with such transactions reflecting, in part, former management's willingness to accept higher levels of risk to further its policy of emphasizing market share. Notwithstanding the change in the Company's business strategy to one emphasizing profitability rather than market share, the future success of the Company's gaming machine management operations will continue to be dependent to some extent on its ability and willingness to provide such financial inducements. Although the Company has historically generated sufficient new machine management contracts to offset the loss of old machine management contracts, due to increased competition, the increased sophistication and bargaining power of customers and possibly other factors not yet known, there can be no assurance that the Company will be able to obtain new machine management contracts or renew or extend its current space lease or revenue-sharing arrangements upon their expiration or termination, or that, if renewed or extended, the terms will be favorable to the Company. In Louisiana, the Company's racetrack and OTBs compete with various truck stops and locations with liquor licenses throughout the New Orleans area, as well as riverboat gaming and one land-based casino which may re-open in New Orleans. As discussed below, during November 1996, voters in Louisiana approved a proposition to allow video poker to continue in six of the seven parishes in which the Company operates off-track betting locations in the greater New Orleans area. The Company will be allowed to continue to conduct business in the one parish in which the Company operates where video poker was voted down through June 30, 1999.

          Casino Operations. The operation of casinos is also a highly competitive business. The principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. In Sparks/Reno, Nevada, the principal competition for the Company's operations comes from larger casinos focusing on the local market. The Company's one dockside casino in Vicksburg, Mississippi faces substantial direct competition from other dockside gaming facilities in the region.

          German Operations. Germany's wall machine manufacturing industry is dominated by Wulff and two of its competitors. These three entities are believed collectively to account for more than 90% of the entire market for wall machines (which exists almost exclusively in Germany). Wulff's two major competitors have greater resources than the Company and own and operate a significant number of arcades, which may give them a competitive advantage arising from a built-in market for their games and the ability to test market new games in their own arcades. In addition, wall machines compete for floor space in arcades with token machines, the sales of which have expanded rapidly in the last several years, in part as a result of low price competitors from outside Germany and the popularity of these machines. Token machines are not subject to the strict German licensing requirements governing wall machines.

          Gaming Machine Manufacturing and Systems Operations. The market for gaming machines is extremely competitive, and there are a number of established, well-financed and well-known companies producing machines that compete with each of BGII's product lines in each of the markets for BGII's gaming machine manufacturing operations. The domestic market for gaming machines is dominated by a single competitor, International Game Technology ("IGT"), with a number of smaller competitors in the field. In addition, certain technology-oriented companies have recently announced plans to enter the gaming machine market. Management believes that some of these competitors have greater capital resources than the Company. Competition among gaming product manufacturers, particularly with respect to sales of gaming machines into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player and quality of the product, and having an extensive distribution and sales network. Sales to established casinos in Nevada normally require completion of a successful trial period for the machines in the casino.

          The competition for the computerized monitoring systems designed and sold by Systems, currently consists of IGT, Casino Data Systems, and, to a lesser extent, Gaming Systems International, Inc. and Acres Gaming, Inc. Competition is keen in this market due to the number of providers and the limited number of casinos and the jurisdictions in which they operate. Pricing, product feature and function, accuracy, and reliability are all main factors in determining a provider's success in selling its system. Systems believes the future success of its operations will be determined by its ability to bring new and innovative products to the marketplace while at the same time maintaining the base of loyal existing customers.

Product Development

          The future success of the Company depends to a large extent upon its ability to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The development of a successful new product or product design by a competitor could adversely affect sales of the Company's products and force it to respond quickly with its own competing products. The Company's plans with respect to the introduction of more sophisticated technology into the electronic gaming machine market are designed to lead to an increase in market share and profitability for the Company. However, there is no assurance that any such products will be developed, or that if developed they will receive necessary regulatory approvals or be commercially successful.

Customer Financing

          Management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Bally Gaming, Inc.'s domestic-extended payment terms on electronic gaming machines and other gaming equipment. Approximately 75% of Gaming's slot and video gaming machine customers pay within 90 days or less. Approximately 25% of Gaming's sales, primarily in certain emerging gaming markets such as riverboat casinos and Indian gaming casinos, are financed over extended periods as long as 36 months and bear interest at rates ranging from 8% to 14%. While customer financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming has greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. In addition, in certain situations, Gaming has participated in the financing of other gaming-related equipment manufactured by third parties in the emerging North American gaming markets. International sales by Gaming are generally consummated on a cash basis or financed over a period of one year or less.

          For the twelve months ended December 31, 1996, Wulff provided customer financing for approximately 20% of its sales.

Sales to Non-Traditional Gaming Markets

          The continued growth of the non-traditional markets outside of Nevada and Atlantic City for electronic gaming machines is contingent upon the public's acceptance of these markets and an ongoing regulatory approval process by Federal, state and local governmental authorities. The Company cannot predict which new jurisdictions or markets, if any, will approve the operation of electronic gaming machines, the timing of any such approval or the level of the Company's participation in any such markets or that jurisdictions currently permitting gaming will continue to do so in the future.

Foreign Operations

          The Company's business in foreign markets is subject to the risks customarily associated with such activities. These risks include fluctuations in foreign currency exchange rates and controls, expropriation, nationalization and other economic, tax and regulatory policies of local governments as well as the laws and policies of the United States affecting foreign trade and investment. BGII does not generally enter into foreign exchange contracts to hedge its exposure to foreign exchange rate fluctuations.

Key Personnel

          The success of the Company will be dependent, to a significant extent, upon the continued services of a relatively small group of executive personnel. The loss or unavailability of one or more of such executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations. In December 1996, the Company's Chief Executive Officer stepped down. The Company is currently searching for a successor.

Strict Regulation by Gaming Authorities

          The manufacture and distribution of gaming machines and the conduct of gaming operations is subject to extensive Federal, state, local and foreign regulation by various gaming authorities (each, a "Gaming Authority"). Although the laws and regulations of the various jurisdictions in which the Company operates vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of the qualification, including evidence of integrity and financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming machines and gaming operations as well as for the officers, directors, major stockholders and key personnel of such companies. The Company and its key personnel have obtained, or applied for, all government licenses, registrations, findings of suitability, permits and approvals necessary for the manufacture and distribution, and operation where permitted, of its gaming machines in the jurisdictions in which it currently does business. However, there can be no assurance that such licenses, registrations, findings of suitability, permits or approvals will be given or renewed in the future or that the Company will obtain the licenses necessary to operate in emerging markets.

          The Company currently has an agreement with Fair Grounds Corporation, Jefferson Downs Corporation and Finish Line Management Corporation to be the exclusive operator of video poker machines at the only racetrack and ten associated OTBs in the greater New Orleans area. On November 5, 1996 voters in Louisiana approved a proposition to allow video poker to continue in six of the seven parishes in which the Company operates off-track betting locations in the greater New Orleans area. In addition, voters approved video poker in three parishes in the greater New Orleans area where the Company currently does not operate. In the one parish in which the Company operates where video poker was voted down, the Company will be allowed to continue to conduct business through June 30, 1999. The two off-track betting locations in this parish accounted for 13% of revenues and approximately $0.4 million of earnings before interest, taxes, depreciation and amortization, net of minority interest, for the Company's Video Services, Inc. operations in Louisiana. The Company's operations also depend on the financial viability of the racetrack, which is beyond the control of the Company.

Ownership Limitations on Securities of the Company

          The Gaming Authorities may, at their discretion, require the holder of any security of the Company, such as the Common Stock or Special Stock, to file applications, be investigated and be found suitable to own such security of the Company. If a record or beneficial owner of the Common Stock or Special Stock is required by a Gaming Authority to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request by such Gaming Authority, or within such earlier time as required by such Gaming Authority. As a general matter, assuming a passive investment intent, only owners of specified percentages of the Company's voting securities are required to be found suitable, absent unusual circumstances, which percentage is typically between 10% to 15% of any class of such securities. In the event that there is a default in the payment of dividends for six consecutive dividend payment dates, the Special Stock will qualify as a voting security and will be considered as a separate class of voting securities for purposes of determining beneficial ownership. The applicant for a finding of suitability generally must pay all costs of the investigation for such finding of suitability and in Nevada must provide an initial deposit as determined by the Nevada State Gaming Control Board to pay the anticipated costs and charges incurred in the investigation and deposit such additional sums as are required by the Nevada State Gaming Control Board to pay final costs and charges. If a Gaming Authority determines that a holder is unsuitable to own the Common Stock or Special Stock or to have any other relationship with the Company, then the Company can be sanctioned, including the loss of its approvals, if without the prior approval of the Gaming Authorities, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever;
(ii) recognizes any voting right by such person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction; or (v) fails to pursue all lawful efforts to require such person to relinquish his voting securities including, if necessary, the immediate purchase of such voting securities for cash at fair market value.

          Any person who fails or refuses to apply for a finding of suitability within the period of time required or prescribed by a Gaming Authority may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any holder of the Shares found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Shares beyond such period of time prescribed by a Gaming Authority may be guilty of a criminal offense.

Certain Litigation

     The Company settled its litigation with WMS Industries, Inc. for $4.5 million, which has been paid. The lawsuit arose out of a dispute concerning a break-up fee due under a proposed merger agreement between Bally Gaming International, Inc. and WMS which was terminated. WMS had obtained a judgment of $5.4 million against the Company and was also seeking recovery fees and costs. This settlement will be treated as additional purchaase price for acquisition of Bally Gaming International, Inc.

          The Company has been named as a defendant in an action brought by Canpartners Investments IV and Cerberus Partners, pending in the federal district court for the Southern District of New York. The Company entered into certain loan commitment letters with the plaintiffs in August 1995, contemplating that the plaintiffs would lend approximately $30 million to partially fund the Company's then pending hostile tender offer for BGII
The Company entered into a friendly Merger Agreement with BGII in October 1995 and did not use funds provided by the plaintiffs when effecting its acquisition of BGII in June 1996. The plaintiffs have asserted claims based upon the Company's alleged breach of loan commitment letters and failure to pay termination fees in connection with such loan commitment, and seek damages on various theories, ranging from $2.2 million (breach of contract and fraudulent concealment) to in excess of $12 million (breach of duty of good faith and fair dealing). The Company believes that it has strong defenses and has filed a motion to dismiss the complaint. The Company intends to defend the action vigorously.

Gaming Taxes and Value Added Taxes

          Gaming operators are typically subject to significant taxes and fees in addition to corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees, which could occur prospectively or retroactively, would adversely affect the Company. Sales of Wulff's products in Germany are generally subject to value added taxes ("V.A.T"). The operations of Wulff had benefited from a special tax rebate that was phased out from January 1, 1992 to January 1, 1994. In addition, during 1995, Wulff increased the amount of V.A.T. reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company pays and expects to continue to pay substantial taxes and fees in Nevada, Louisiana and Mississippi and expects to pay substantial taxes and fees in any other jurisdiction in which it conducts gaming operations. There can be no assurance as to future increases in taxation on gaming operations.

Potential Volatility of Market Prices

          There can be no assurance with respect to the prices at which the Common Stock and Special Stock will trade after the date hereof. The trading price of the Common Stock and Special Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results and other events or factors, including the success of the Company's development activities, legislation approving or defeating gaming, other governmental actions, developments in the gaming industry generally and announcements by the Company or by competitors. In addition, the stock market, and the gaming industry in particular, have experienced extreme price and volume fluctuations in a manner which has often been unrelated to the operating performance of the companies within the gaming industry. These broad market fluctuations may adversely affect the market price of the Common Stock and Special Stock. A shift away from investor interest in gaming in general could adversely affect the trading price of the Common Stock and Special Stock.

Special Stock

          The Special Stock dividend may be paid in kind in whole or in part through and including the first dividend payment date occurring after the seventh anniversary of the Effective Time of the Merger. The Special Stock is mandatorily redeemable on the eighth anniversary of the Effective Time; however, if the Company fails to so redeem all outstanding shares of the Special Stock by such date, the remedies of holders are limited to the right to elect two directors to the Board of Directors, and to prohibit the payment of dividends or other distributions on, or the purchase or redemption of, any other stock of the Company ranking junior to or pari passu with the Special Stock. The Special Stock will be callable for cash at any time at the Company's option at the Liquidation Value. The Special Stock does not limit the Company's right to issue other series of special stock ranking on a parity with or senior to the Special Stock as to receipt of dividends or distributions. In addition, in the event of a bankruptcy of the Company, the amount to which a holder of Special Stock is entitled may be deemed to be the issue price thereof, plus accrued and unpaid dividends, which amount is less than the liquidation value of $100 per share (the "Liquidation Value"). These factors may adversely affect the market price and marketability of the Special Stock.

Limitations on Net Operating Losses

          The Company had net operating loss carryforwards ("NOLs") of approximately $26.2 million, which are subject to an annual limitation on their utilization under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code").


                  DEFICIT OF EARNINGS TO COMBINED FIXED
                  CHARGES AND PREFERRED STOCK DIVIDENDS

          For the fiscal years ended June 30, 1992, 1993, 1994, 1995 and 1996, and as of and for the six months ended December 31, 1995, the Company had a deficit of earnings to combined fixed charges and preferred stock dividends of $4.7 million, $3.7 million, $12.9 million, $10.5 million, $59.7 million, $8.6 million, respectively. For the six months ended December 31, 1996, the Company had a combined ratio of earnings to fixed charges of 1.01 to 1.


                         THE SELLING STOCKHOLDERS

          The following table sets forth the name and the number of shares of Common Stock and Special Stock beneficially owned by each of the Selling Stockholders, the number of Shares to be offered by such Selling Stockholder and the number of Shares to be owned beneficially by such Selling Stockholder if all of the Shares offered hereby by such Selling Stockholder are sold as described herein.


                 Shares of
                 Common Stock                  Shares of Special
                 Beneficially   Shares of      Stock Beneficially  Shares of
Name of Selling  Owned Before   Common Stock   OwnedBefore         Special Stock
Stockholders     Offering       Being Offered  Offering            Being Offered

George Aronoff       2,050          1,972          1,283               1,230
Arthur Goldberg      1,972          1,972          1,230               1,230
Alan Maiss           7,924          5,917          3,694               3,690
Chris Kanoff        60,000         60,000              0                   0
David St. Jean      35,000         30,000            377                   0
Andrew Whittaker    15,000         15,000              0                   0
M. Brent Stevens    15,000         15,000              0                   0
Daniel Conwill, IV  15,000         15,000              0                   0
Christopher Allick  15,000         15,000              0                   0
Jefferies &
Company, Inc.      300,000        300,000              0                   0

          Because the Selling Stockholders may offer all or some of the shares of Common Stock which they hold pursuant to the offering contemplated by this Prospectus, and because the offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number of shares that will be held by the Selling Stockholders after completion of the offering.

          Following the Merger, all options to purchase shares of BGII common stock held by the Selling Stockholders became exercisable for merger consideration (the "Options Shares"). The Company has agreed pursuant to
Section 6.5 of the Merger Agreement to register for resale by the Selling Stockholders all of the Option Shares. Mr. Aronoff, Mr. Goldberg and Mr. Maiss are former directors of BGII. Mr. Aronoff and Mr. Goldberg left the Board of Directors of BGII in July 1992. Mr. Maiss left the Board of Directors of BGII in April 1993.

          As partial consideration of the financial advisory services rendered by Jefferies & Company, Inc. ("Jefferies") in connection with the Merger, the Company issued to Jefferies 450,000 shares of Common Stock,
150,000 shares of which were subsequently distributed to certain employees at (Messrs. Kanoff, St. Jean, Whittaker, Stevens,Conwill and Allick), collectively referred to as the "Jefferies Shares". The resale of the Jefferies Shares is being registered herein. Jefferies also acted as managing underwriter for an offering of the Special Stock and the Senior Secured Notes, as well as dealer manager for an exchange offer undertaken by the Company.


                           PLAN OF DISTRIBUTION

          The Shares covered hereby may be offered and sold by the Selling Stockholders from time to time in brokers' transactions or in transactions directly with a market maker without soliciting or arranging for the solicitation of orders to buy the Shares in anticipation of or in connection with such transactions or making any payment in connection with the offer or sale of the Shares to any person other than the broker who executes the order to sell the Shares. The Selling Stockholders are acting independently of the Company in making decisions with respect to the timing and size of each sale. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock or Special Stock offered hereby.

          In order to comply with the securities laws of certain states, if required, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or any exemption from the registration or qualification requirement is available and is complied with.

          MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO
                    HOLDERS OF SPECIAL STOCK

     The following is a description of the material Federal income tax consequences to the original holders of Special Stock. The description is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, current administrative rulings and court decisions, all of which are subject to change (possibly on a retroactive basis) and any such change could affect the continuing validity of this description. The Federal income tax description set forth below may not be applicable to certain classes of taxpayers, including insurance companies, securities dealers, financial institutions, foreign persons, and persons in special situations. Holders of Special Stock are urged to consult their tax advisors as to their respective personal tax situations including the applicability and effect of state, local and other tax laws. The discussion below assumes that the shares of Special Stock are capital assets in the hands of any holder.

Tax treatment of cash distributions and distributions of additional shares of Special Stock

     The Company believes the Special Stock will be deemed "participating" Special Stock for purposes of Code section 305(b)(4). Consequently, the Company believes that the quarterly distribution of additional shares of Special Stock ("Distribution Shares") on the shares of Special Stock sold pursuant to this Offering is a distribution of stock described in Code
Section 305(a) and will not be subject to tax upon receipt by holders ("Non-taxable Distribution Shares"). Generally, a holder must allocate a portion of the holder's adjusted tax basis in its share of Special Stock to the basis of each Non-taxable Distribution Share, or portion thereof, a holder receives tax free under Code section 305(a). It is possible at some time in the future that additional shares of Special Stock distributed on Distribution Shares will not be "participating" in this sense and their receipt by holders will be subject to tax as described in the immediately following paragraph ("Taxable Distribution Shares"). Under Code section 306(a), if a holder sells a Non-taxable Distribution Share (other than in a redemption by the Company) the amount realized shall be treated as ordinary income except to the extent the amount realized exceeds such share's ratable share of the amount which would have been a dividend at the time of distribution if the Company had distributed money in an amount equal to the fair market value of such share at the time of distribution (the "Dividend Amount"). Any excess of the amount realized by the holder over the sum of
(i) the Dividend Amount and (ii) the holder's allocated tax basis in the Non-taxable Distribution Share shall be treated as capital gain from the sale of such stock. If the Company redeems such Non-taxable Distribution Share, the redemption will be taxed as a distribution subject to Code section 301(c) (as described immediately below), unless, generally, a holder reduces his interest in the Company as described below in the section titled "Redemption for Cash", in which case the amount realized shall be treated as capital gain from the sale of such stock.

     Pursuant to Code section 301(c)(1), holders of Special Stock will recognize ordinary income upon the receipt of a dividend in cash or in Taxable Distribution Shares, in both cases to the extent of the Company's current or accumulated earnings and profits. The amount of the distribution for purposes of Code section 301(c) will equal the amount of cash and the fair market value of the Taxable Distribution Shares distributed. The fair market value of each Taxable Distribution Share paid as a dividend will equal the mean between the highest and lowest quoted selling prices of shares of the Special Stock on Nasdaq on the date of payment. Pursuant to Code section 301(c)(2) and (3), a distribution of cash or Taxable Distribution Shares in an amount in excess of the Company's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in the shares of Special Stock, and thereafter, capital gain. Any capital gain will be long-term if, as of the date of payment, the holder held the shares of the Special Stock for more than one year, and will be short-term if, as of the date of payment, the holder held the shares of Special Stock for one year or less. Short-term capital gain is subject to a maximum marginal Federal income tax rate of 39.6%. For individuals, long-term capital gain is currently subject to a maximum marginal Federal income tax rate of 28%. The current maximum long-term capital gain rate for corporations is 35%.

     Pursuant to Code section 305(c) and the Treasury Department regulations recently promulgated thereunder, if the Liquidation Value of a Distribution Share is greater than its issue price by more than a de minimis amount, the difference between the Liquidation Value and the issue price could be treated as a constructive distribution or series of constructive distributions of additional shares of Special Stock to which Code section 301(c) applies (as described in the immediately preceding paragraph) and would be taken into account by the holder over the period from the issue date to the mandatory redemption date of the Special Stock. The issue price of the Taxable Distribution Shares will be the mean between the high and low trading prices of such shares on their date of issue. The difference between the issue price and Liquidation Value of a Taxable Distribution Share will be more than de minimis if it is .25% times the Liquidation Value times the number of complete years from the issue date until the mandatory redemption date of the Special Stock. Holders would take into account the constructive distributions under "principles similar to the principles of Code section 1272(a)". While the regulations under Code section 305(c) do not expressly provide how to apply the principles of Code section 1272(a) to constructive distributions of Special Stock, the Company believes the so-called "constant yield method" will apply to accrue the difference between issue price and Liquidation Value of a Taxable Distribution Share.

     Generally, under the "constant yield method", the amount of the constructive distribution to be taken into account in accord with Code section 301(c) will equal the increase in the adjusted issue price of a Taxable Distribution Share for each accrual period. For this purpose, the increase in the adjusted issue price for any accrual period shall be an amount equal to the excess, if any, of (a) the product of (i) the adjusted issue price of a Taxable Distribution Share at the beginning of such accrual period and (ii) the yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the amounts actually distributed on a Taxable Distribution Share during such accrual period.
For this purpose, the adjusted issue price of a Taxable Distribution Share at the beginning of any accrual period is the sum of the issue price of a Taxable Distribution Share plus the adjustments made to such issue price for all periods before the first day of such accrual. For this purpose, the accrual period shall mean the three month period (or shorter period from the date of original issue of the Taxable Distribution Share) which ends on a day in the calendar year corresponding to the redemption date of the Taxable Distribution Share or the date three, six or nine months before such redemption date.

     As noted above, in the event the Liquidation Value of any Distribution Share exceeds its fair market value at the time of the distribution by more than a de minimis amount, the excess could be treated as a constructive distribution that must be taken into account by the holders in a manner consistent with the constant yield method of Code section 1272(a)(1) and Code section 301. At the time of the Merger, the Company expected that the Liquidation Value of a share of Special Stock or of a Distribution Share would be greater than its issue price by more than a de minimis amount. Based on recent market prices of shares of Special Stock at the time of filing this Prospectus, however, the Company does not necessarily expect the Liquidation Value of the Special Stock to exceed the issue price of any Distribution Shares subsequently issued. The Company has also taken the position that there will be no constructive distribution to holders prior to the redemption date of the Special Stock with respect to any such excess in respect of shares of Special Stock or Distribution Shares. Pursuant to Treasury Regulation section 1.305-5(b)(5), the Company's determination is binding on all holders of Special Stock, other than a holder that explicitly discloses on its timely filed federal income tax return for the taxable year that includes the date of the holder's receipt of the relevant Special Stock distribution that its determination as to whether there is a constructive distribution differs from that of the Company. The Company will provide holders the relevant information in a reasonable manner in order to make their own such determination. There is no assurance that the IRS would not disagree with the Company's position and assert that there has been a constructive distribution with respect to the Special Stock prior to redemption.

Redemption for Cash

     If the Company redeems the holder's shares of Special Stock for cash, the following would be applicable. Under the rules of Code section 302 a redemption of shares of Special Stock by the Company for cash will be treated as a distribution taxable as a dividend to redeeming stockholders to the extent of the Company's current or accumulated earnings and profits unless the redemption (i) results in a "complete termination" of the stockholder's interest in the Company (within the meaning of Code section 302(b)(3)), (ii) is "substantially disproportionate" (within the meaning of Code section 302(b)(2)) with respect to the holder or (iii) is "not essentially equivalent to a dividend" (within the meaning of Code section 302(b)(1)). In determining whether any of the Code section 302(b) tests have been met, shares of Common Stock and of any other class of stock of the Company will be taken to account along with shares of Convertible Special Stock. Moreover, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in Code section 318, as well as shares actually owned, will be taken into account. If any of the foregoing tests are met, then, except with respect to declared and unpaid dividends, if any, the redemption of shares of Special Stock for cash will result in taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shareholder's holding period exceeds one year. Based on a published IRS ruling, the redemption of a shareholder's Special Stock for cash will be treated as "not essentially equivalent to a dividend" if, taking into account the constructive ownership rules, (a) the holder's relative stock interest in the Company is minimal, (b) the holder exercises no control over the Company's affairs and
(c) there is a reduction in the holder's proportionate interest in the Company.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE HOLDER OF THE SPECIAL STOCK INCLUDING FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.


                            VALIDITY OF SHARES

          The validity of the shares offered hereby is being passed upon for the Company by Schreck Morris, Las Vegas, Nevada.


                                 EXPERTS

          The consolidated financial statements of Alliance Gaming Corporation and subsidiaries as of June 30, 1995 and 1996 and for each of the years in the three-year period ended June 30, 1996 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                 PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

          The expenses in connection with the issuance and distribution of the securities covered hereby, other than underwriting commissions, are, subject to further contingencies, estimated as follows:

          Securities and Exchange Commission
               Registration fee                   $   700
          Legal fees and expenses                 $10,000
          Accounting fee and expenses             $10,000
          Miscellaneous                           $ 2,000
          Total                                   $22,700

          These expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

          Article VI of the Company's Articles of Incorporation limits the liability of the Company's directors and officers. It provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of
Section 78.300 of the Nevada General Corporation Law. It also provides that any repeal or modification of the foregoing provision of the stockholders of the Company will be prospective only, and will not adversely affect any limitation on the personal liability of a director or officer of the Company existing at the time of such repeal or modification.

          Section 78.300 of the Nevada General Corporation Law provides:

          1. The directors of a corporation shall not make distributions to stockholders except as provided by applicable law.

          2. In case of any willful or grossly negligent violation of the provisions of such section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

          However, Section 78.751 of the Nevada General Corporation Law permits the Registrant to indemnify its directors and officers as follows:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless offered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:



                    (a)  By the stockholders;

                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                    (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                    (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

          (6) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
Item 16.  Exhibits and Financial Statement Schedules.

Exhibit 2.1         -    Amended and Restated Agreement and Plan of Merger
                    among Alliance Gaming Corporation, BGII Acquisition Corp. and Bally Gaming International, Inc. (1)

        2.2         -    Mutual Waiver to Agreement and Plan of Merger
                    dated as of April 17, 1996 (2)

        4.1         -    Certificate of Designations, Preferences and
                    Relative, Participating, Optional and Other Special Rights of Special Stock and Qualifications, Limitations and Restrictions thereof of 15% Non-Voting Special Stock, Series B, $.10 par value, of Alliance Gaming Corporation(3)

        5.1         -    Opinion of Schreck Morris

        12.1        -    Computation of Ratio of Earnings to
                    Combined Fixed Charges and Preferred Stock Dividends

        21.1        -    Consent of Schreck Morris (included in
                    Exhibit 5.1)

        23.1        -    Consent of KPMG Peat Marwick LLP

        24.1        -    Power of Attorney (included on signature
                    page of this Registration Statement)


_________________________
     (1)  Incorporated by reference to Registrant's Form S-4 Reg. No.
            333-01527.
     (2)  Incorporated by reference to Registrant's Form S-4 Reg. No.
            333-2799.
     (3)  Incorporated by reference to Registrant's Form S-3 Reg. No.
           333-10011.

Item 17.  Undertakings.

          The undersigned registrant hereby undertakes:

                    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                              (i)  To include any prospectus required by
               Section 10(a)(3) of the Securities Act of 1933;

                              (ii)  To reflect in the prospectus any facts
               or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                              (iii)  To include any material information
               with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The Registrant and each person whose signature appears below hereby authorizes Scott D. Schweinfurth and David D. Johnson (the "Agents") to file one or more amendments (including post-effective amendments) to the Registration Statement, which amendments may make such changes in the registration statement as such Agent deems appropriate, and the registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the registrant and each such person, individually and in each capacity stated below, any such amendments to the Registration Statement.

                                SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Alliance Gaming Corporation certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on April 17, 1997.
PLEASE NOTE: The signature lines are done by using the Graphics feature, Alt-F9, L(Line), Horizontal.
                             ALLIANCE GAMING CORPORATION


                             By: /s/ Scott D. Schweinfurth
                                Scott D. Schweinfurth
                                Chief Financial Officer


          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


   Signature                       Title                        Date


/s/ Scott D. Schweinfurth  Sr. Vice President, Treasurer
Scott D. Schweinfurth       & Chief Financial Officer          April 17,1997
                           (Principal Accounting Officer,
                            Principal Financial Officer
                            & Principal Executive Officer)


/s/ David Robbins          Director                           April 17, 1997
David Robbins


/s/ Jacques Andre          Director                           April 17, 1997
Jacques Andre


/s/ Anthony L. DiCesare    Director                           April 17, 1997
Anthony L. DiCesare


/s/ Dr. Craig Fields       Director                           April 17, 1997
Dr. Craig Fields


/s/ Joel Kirschbaum        Director                           April 17, 1997
Joel Kirschbaum


/s/ Alfred H. Wilms        Director                           April 17, 1997
Alfred H. Wilms